NSAR Item 77E - BlackRock MuniYield Quality Fund III, Inc. ("MYI")

Eitel Litigation

A purported derivative complaint had been filed by Dolores Eitel and other shareholders of  MYI on August 3, 2010 in the Supreme Court of the State of New York, New York County.  The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of MYI as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to MYI and its common shareholders and committed waste by redeeming MYI's auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by MYI as a result of the prior redemptions and injunctive relief preventing MYI from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.

830861.01-New York Server 6A MSW - Draft March 14, 2012 - 12:41 PM